UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 13)(1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

Avid Bioservices, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05368M106

(CUSIP Number)

John S. Stafford, III

c/o Ronin Trading, LLC

350 N. Orleans Street, Suite 2N

Chicago, IL 60654

(312) 244-5284

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 14, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. 13d-7 for other parties to whom copies are to be sent.

(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05368M106

1	Name of Reporting Person John S. Stafford, III

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,362,260(1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,362,260(1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,362,260(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.2%

14	Type of Reporting Person IN

(1)     Includes 137,260 shares of Common Stock issuable upon conversion of 115,299 shares of Series E Convertible Preferred Stock.  Ronin Trading, LLC is owned and managed by John S. Stafford, III, and Mr. Stafford is the indirect beneficial owner of all of the shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Avid Bioservices, Inc. beneficially owned by Ronin Trading, LLC.

CUSIP No. 05368M106

1	Name of Reporting Person Ronin Trading, LLC 32-0400192

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,362,260(2)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,362,260(2)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,362,260(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.2%

14	Type of Reporting Person OO

(2)     Includes 137,260 shares of Common Stock issuable upon conversion of 115,299 shares of Series E Convertible Preferred Stock.  Ronin Trading, LLC is owned and managed by John S. Stafford, III, and Mr. Stafford is the indirect beneficial owner of all of the shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Avid Bioservices, Inc. beneficially owned by Ronin Trading, LLC.

CUSIP No. 05368M106

1	Name of Reporting Person Roger Farley

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 276,190(3)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 276,190(3)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 276,190(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person IN

(3)     Includes 1,190 shares of Common Stock issuable upon conversion of 1,000 shares of Series E Convertible Preferred Stock.

CUSIP No. 05368M106

1	Name of Reporting Person Stephen White

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 531,047(4)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 531,047(4)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 531,047(4)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person IN

(4)           Includes 14,047 shares of Common Stock issuable upon conversion of 11,800 shares of Series E Convertible Preferred Stock. Stephen White is the indirect beneficial owner of all of the shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Avid Bioservices, Inc. beneficially owned in the aggregate by SW Investment Management LLC and SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

CUSIP No. 05368M106

1	Name of Reporting Person SW Investment Management LLC 81-0765824

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 531,047(5)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 531,047(5)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 531,047(5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person IA, OO

(5)           Includes 14,047 shares of Common Stock issuable upon conversion of 11,800 shares of Series E Convertible Preferred Stock.187,494 shares of Common Stock (including 3,714 shares of Common Stock issuable upon conversion of 3,120 shares of Series E Convertible Preferred Stock) of Avid Bioservices, Inc. are held in an account separately managed by SW Investment Management LLC (the “SW Account”). 343,553 shares of Common Stock (including 10,333 shares of Common Stock issuable upon conversion of 8,680 shares of Series E Convertible Preferred Stock) of Avid Bioservices, Inc. are directly beneficially owned by SWIM Partners LP. SW Investment Management LLC, as the general partner and investment adviser of SWIM Partners LP and the investment adviser to the SW Account, may be deemed to beneficially own the securities owned directly by SWIM Partners and held in the SW Account.

CUSIP No. 05368M106

1	Name of Reporting Person SWIM Partners LP 90-0852885

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 343,553(6)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 343,553(6)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 343,553(6)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person PN

(6)           Includes 10,333 shares of Common Stock issuable upon conversion of 8,680 shares of Series E Convertible Preferred Stock. Stephen White is the indirect beneficial owner of all 343,553 shares of Common Stock (including 10,333 shares of Common Stock issuable upon conversion of 8,680 shares of Series E Convertible Preferred Stock) of Avid Bioservices, Inc. beneficially owned by SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

CUSIP No. 05368M106

Item 1.	Security and Issuer

This Amendment No. 13 (this “Amendment”) to the Statement on Schedule 13D filed on March 2, 2017, as amended by Amendment No. 1 to the Statement on Schedule 13D filed on March 10, 2017, Amendment No. 2 to the Statement on Schedule 13D filed on June 20, 2017, Amendment No. 3 to the Statement on Schedule 13D filed on June 29, 2017, Amendment No. 4 to the Statement on Schedule 13D filed on July 14, 2017, Amendment No. 5 to the Statement on Schedule 13D filed on October 11, 2017, Amendment No. 6 to the Statement on Schedule 13D filed on October 17, 2017, Amendment No. 7 to the Statement on Schedule 13D filed on October 27, 2017, Amendment No. 8 to the Statement on Schedule 13D filed on November 28, 2017, Amendment No. 9 to the Statement on Schedule 13D filed on February 8, 2018, Amendment No. 10 to the Statement on Schedule 13D filed on February 20, 2018, Amendment No. 11 to the Statement on Schedule 13D filed on April 6, 2018 and Amendment No. 12 to the Statement on Schedule 13D filed on April 9, 2018 (as amended, the “Schedule 13D”), filed on behalf of John S. Stafford, III, Ronin Trading, LLC, Roger Farley, Stephen White, SW Investment Management LLC, and SWIM Partners LP relating to the Common Stock, par value $0.001 per share, of Avid Bioservices, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 14282 Franklin Avenue, Tustin, California 92780. The Schedule 13D is hereby further amended and supplemented as follows:

Item 2.	Identity and Background

Items 2(a) through 2(f) of the Schedule 13D are amended to read as follows:

As further described in Item 4 below, Stephen White, SW Investment Management LLC and SWIM Partners LP are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment to the Schedule 13D. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6 below.

(a)                                 Name:  John S. Stafford, III

Ronin Trading, LLC

Roger Farley

(each a “Reporting Person” and collectively, the “Reporting Persons”)

(b)                                 Business address for Reporting Persons:

John S. Stafford, III, Ronin Trading, LLC and Roger Farley: 350 N. Orleans Street, Suite 2N, Chicago, IL 60654

(c)                                  John S. Stafford, III is the president, chief executive officer and manager of Ronin Trading, LLC, a Delaware limited liability company with its principal place of business located at 350 N. Orleans Street, Suite 2N, Chicago, IL 60654. Ronin Trading, LLC is engaged in the business of proprietary trading.

Roger Farley is a trader and equity member of Ronin Capital, LLC, a Delaware limited liability company, with its principal place of business located at 350 N. Orleans Street, Suite 2N, Chicago, IL 60654.

CUSIP No. 05368M106

(d)                                 None of the Reporting Persons was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Person was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)                                   John S. Stafford, III is a citizen of the United States.

Ronin Trading, LLC is a Delaware limited liability company.

Roger Farley is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Ronin Trading, LLC is the beneficial owner of an aggregate of 2,362,260 shares of Common Stock (including 137,260 shares of Common Stock issuable upon conversion of 115,299 shares of Series E Convertible Preferred Stock) which were purchased for an aggregate consideration of $8,711,533 (after giving effect to the sale of 441,595 shares of Common Stock on February 17, 2017 for $260,572, the sale of 4,800 shares of Common Stock on March 2, 2017 for $3,263, the sale of 150,000 shares of Common Stock on March 3, 2017 for $110,515, the sale of 46 shares of Series E Convertible Preferred Stock on March 6, 2017 for $1,028, the sale of 34,119 shares of Common Stock on January 22, 2018 for $128,441, the sale of 98,913 shares of Common Stock on January 23, 2018 for $372,523, the sale of 24,335 shares of Common Stock on January 24, 2018 for $90,412, the sale of 31,049 shares of Common Stock on January 25, 2018 for $113,445, the sale of 44,296 shares of Common Stock on January 26, 2018 for $161,648, the sale of 37,293 shares of Common Stock on January 29, 2018 for $130,534, the sale of 45,800 shares of Common Stock on January 30, 2018 for $161,164, the sale of 17,587 shares of Common Stock on January 31, 2018 for $61,162, the sale of 120,997 shares of Common Stock on February 9, 2018 for $387,934, the sale of 29,003 shares of Common Stock on February 12, 2018 for $92,474, the sale of 200,200 shares of Common Stock on April 2, 2018 for $646,230, the sale of 68,096 shares of Common Stock on April 3, 2018 for $224,932, the sale of 132,757 shares of Common Stock on April 4, 2018 for $452,497, the sale of 204,031 shares of Common Stock on April 5, 2018 for $693,818, the sale of 200,000 shares of Common Stock on April 6, 2018 for $669,101, the sale of 88,888 shares of Common Stock on April 9, 2018 for $283,189, the sale of 85,907 shares of Common Stock on April 10, 2018 for $273,459, the sale of 175,801 shares of Common Stock on April 11, 2018 for $567,213, the sale of 155,000 shares of Common Stock on April 12, 2018 for $495,932, the sale of 239,223 shares of Common Stock on April 16, 2018 for $803,733 and the sale of 265,097 shares of Common Stock on April 17, 2018 for $835,720).  The aggregate consideration reflects Ronin Trading, LLC’s basis in those shares for filed income tax purposes.

Roger Farley is the beneficial owner of an aggregate of 276,190 shares of Common Stock (including 1,190 shares of Common Stock issuable upon conversion of 1,000 shares of Series E Convertible Preferred Stock) which were purchased for an aggregate consideration of $1,102,563 (after giving effect to the sale of 16,900 shares of Common Stock on January 31, 2018 for $59,180, the sale of 8,100 shares of Common Stock on February 6, 2018 for $27,135 and the sale of 34,000 shares of Common Stock on April 16, 2018 for $116,723).

CUSIP No. 05368M106

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

Effective April 14, 2018, Ronin Trading, LLC and Roger Farley (collectively, the “Ronin Group”) terminated their oral agreement with Stephen White, SW Investment Management LLC and SWIM Partners LP to act as a group for purposes of Regulation 13D solely with respect to the securities of the Issuer. Stephen White, SW Investment Management LLC and SWIM Partners LP ceased to be members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 13 to the Schedule 13D.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

All of the percentages of beneficial ownership of the Reporting Persons set forth in this Schedule 13D are based on 55,552,233 shares of issued and outstanding Common Stock as of March 7, 2018, as reported in the Issuer’s Form 10-Q for the quarter ended January 31, 2018 filed on March 12, 2018, and a current conversion rate of approximately 1.19 shares of Common Stock for every share of Series E Convertible Preferred Stock, with fractional shares being cashed out upon conversion.

As of April 17, 2018, Ronin Trading, LLC directly beneficially owns 2,362,260 shares of Common Stock, including 137,260 shares of Common Stock that may be acquired upon the conversion of 115,299 shares of Series E Convertible Preferred Stock, representing approximately 4.2% of the outstanding shares of Common Stock. Mr. Stafford, as the manager of Ronin Trading, LLC, may be deemed to beneficially own the 2,362,260 shares of Common Stock beneficially owned by Ronin Trading, LLC, representing approximately 4.2% of the outstanding shares of Common Stock.

As of April 17, 2018, Roger Farley directly beneficially owns 276,190 shares of Common Stock, including 1,190 shares of Common Stock that may be acquired upon the conversion of 1,000 shares of Series E Convertible Preferred Stock, representing less than 1% of the outstanding shares of Common Stock.

Subsequent to the filing of Amendment No. 11 to the Schedule 13D, the Reporting Persons engaged in the following transactions with respect to the Issuer’s securities:

Ronin Trading, LLC

Common Stock:

•                                          On April 9, 2018, Ronin Trading, LLC sold 88,888 shares at a price of $3.1859 per share.

•                                          On April 10, 2018, Ronin Trading, LLC sold 85,907 shares at a price of $3.1832 per share.

•                                          On April 11, 2018, Ronin Trading, LLC sold 175,801 shares at a price of $3.2264 per share.

•                                          On April 12, 2018, Ronin Trading, LLC sold 155,000 shares at a price of $3.1996 per share.

CUSIP No. 05368M106

•                                          On April 16, 2018, Ronin Trading, LLC sold 239,223 shares at a price of $3.3598 per share.

•                                          On April 17, 2018, Ronin Trading, LLC sold 265,097 shares at a price of $3.1525 per share.

Roger Farley

Common Stock:

•                                          On April 16, 2018, 2018, Roger Farley sold 34,000 shares at a price of $3.4330 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following:

On April 14, 2018, the members of the Ronin Group entered into a Joint Filing Agreement in which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

99.1                        Joint Filing Agreement, dated April 14, 2018.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

(Signature Page Follows)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

		DATE:	April 17, 2018

RONIN TRADING, LLC

By:	/s/ Agnes Burda
Name:	Agnes Burda	/s/ John S. Stafford, III
Title:	Chief Compliance Officer	JOHN S. STAFFORD, III

SW INVESTMENT MANAGEMENT LLC

By:	/s/ Stephen White
Name:	Stephen White	/s/ Stephen White
Title:	Manager	Stephen White

SWIM PARTNERS LP

By:	/s/ Stephen White
Name:	Stephen White
Title:	Manager of General Partner
/s/ Roger Farley
Roger Farley